UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2020

EMPRESA DISTRIBUIDORA Y COMERCIALIZADORA NORTE S.A. (EDENOR)

(DISTRIBUTION AND MARKETING COMPANY OF THE NORTH )

(Translation of Registrant's Name Into English)

Argentina

(Jurisdiction of incorporation or organization)

Av. del Libertador 6363,

12th Floor,

City of Buenos Aires (A1428ARG),

Tel: 54-11-4346-5000

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  X     Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes          No  X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-             .)

Efficiency and
Proximity

EARNINGS RELEASE

FOURTH QUARTER 2019

edenor

Results for the fourth quarter 2019
Ticker: EDN Ratio: 20 Class B = 1 ADR Share Cap. Net of repurchases: 875 million shares | 43.8 million ADRs Market Cap. net of repurchases[1]: ARS 17.5 bn | USD 211 million	Investor Relations Contacts: Leandro Montero Chief Financial Officer Federico Mendez Planning and Investor Relations Manager
ir.edenor.com | investor@edenor.com Tel: +54 (11) 4346 -5510

Buenos Aires, Argentina, March 6, 2020. Empresa Distribuidora y Comercializadora Norte S.A. (NYSE/ BYMA: EDN) (“edenor” or “the Company”), Argentina’s largest electricity distributor both in terms of number of customers and electricity sales, announces its results for 4Q19. All figures are stated in Argentine Pesos at constant currency, and the information has been prepared in accordance with International Financing Reporting Standards (“IFRS”), except for what is expressly indicated in the Statements of Comprehensive Income (Loss), which are expressed at historical values.

Conference Call Information

There will be a conference call to discuss Edenor’s 4Q19 results on Monday, March 9, 2020, at 11:00 a.m. Buenos Aires time / 10:00 a.m. New York time.

The presentation will be given by Leandro Montero, edenor’s Chief Financial Officer. For those interested in participating, please dial:

+ 1 (844) 204-8586 in the United States;

+1 (412) 317-6346 if outside the United States;

+54 (11) 3984-5677 in Argentina.

 Participants should use conference ID “Edenor” and dial in five minutes before the call is set to begin. There will also be a live audio webcast of the conference at ir.edenor.com.

1 Listing as of 3/5/2020, ARS 20.00 per share and USD 4.82 per ADR

Edenor S.A. – 4Q19 Earnings Release

SUMMARY OF RESULTS FOR THE FOURTH QUARTER 2019

In millon of Pesos	12 Months			4Q
in constant purchising power	2019	2018	Δ%	2019	2018	Δ%
Revenue from sales	89,944	86,040	4.5%	18,072	16,399	10.2%
EBITDA	8,387	9,999	(16.1%)	141	(1,959)	na
Adjusted EBITDA	9,650	13,248	(27.2%)	277	(311)	na
Net income	12,134	6,608	83.6%	(1,754)	(1,322)	32.6%
Capital expenditures	9,919	13,147	(24.6%)	2,553	5,182	(50.7%)

Revenue from sales increased by 10.2%, to ARS 18.1 billion in 4Q19, mainly due to higher billings as a result of the increase in the seasonal price of electricity and the higher physical sales volume. Furthermore, in the fourth quarter 2019 revenues corresponding to tariff deferral installments for the August 2018 - February 2019 period and collections on account of social tariff cap recoveries, not registered during the same period of the previous year, were recorded. These effects were partially offset by the lower increase in the CPD compared to inflation as a result of the tariff lag.

EBITDA increased to ARS 2.1 billion in 4Q19, recording profits for ARS 141 million, against losses for ARS 1,959 million in the same period of the previous year. The gross margin slightly improves due to a higher sales volume net of higher energy losses. Additionally, lower operating expenses are observed due to a sharp reduction in penalties.

Adjusted EBITDA increased by ARS 589 million, reaching ARS 277 million in 4Q19, in line with the increase in EBITDA and including adjustments for extraordinary penalties from other periods for 4Q18 and commercial interest.

Net results accumulated losses for ARS 1,754 million in 4Q19, experiencing a ARS 432 million decrease compared to the same period of 2018. The improved operating and financial results were outweighed by a higher impact of the inflation adjustment in 4Q18 and higher tax accruals.

Investments in 4Q19 reached ARS 1.9 billion, what reflects the realignment of the investment plan originally set out by edenor for the 2017-2021 period. This change is backed up by the lower demand registered during the last 3 years, and has no impact on the service equality levels. Moreover, the service quality reached in the last years shows quality standard indicators even better than those requested by the regulation.

Edenor S.A. – 4Q19 Earnings Release

RELEVANT EVENTS

Social Solidarity and Productive Reactivation Law

On December 23, 2019, the National Executive Branch (PEN) enacted Social Solidarity and Productive Reactivation Law No. 27,541 within the framework of the Public Emergency regulated by Executive Orders No. 58 and 99/19, which declared a public emergency in economic, financial, fiscal, administrative, pension, tariff, energy, health and social matters. Additionally, the PEN was vested with the power to maintain electricity and natural gas tariffs which are under federal jurisdiction, and to begin a process for the renegotiation of the current Tariff Structure Review or an extraordinary review of tariffs, for a maximum term of 180 days, with the purpose of reducing the actual tariff burden on households, businesses and industries for 2020. Provinces were invited to adhere to these policies geared at maintaining the tariff schemes and conducting a renegotiation or an extraordinary review of tariffs in their respective jurisdictions.

This law authorized the PEN to conduct an administrative intervention of the ENRE for a term of one year, and provided that, during the life of the declared emergency, the ENRE would maintain its jurisdiction over edenor’s electricity distribution utility service.

In this context, on December 27, 2019, the ENRE instructed the edenor to refrain from applying as of January 1, 2020 the tariff schedules resulting from the Tariff Maintenance Agreement, concluded between the company and the National Government dated September 19, 2019, since it has lost its applicability due to the tariff emergency provided in the aforementioned law, maintaining the validity of the tariff schedule approved by Resolution ENRE No. 104/19 of 30 April 2019.

Change in Standard & Poors Global Ratings

On January 14, 2020, S&P Global Ratings downgraded edenor’s local ratings from ‘raBBB’ to ‘raBB-’, keeping a negative outlook. In turn, it downgraded Edenor’s global ratings from ‘B-’ to  ‘CCC+’, both with a negative outlook. This downgrade reflects a volatile macroeconomic context and the uncertainty regarding tariff updates.

Edenor S.A. – 4Q19 Earnings Release

MAIN RESULTS FOR THE FOURTH QUARTER 2019

In millon of Pesos	12 Months			4Q
in constant purchising power	2019	2018	Δ%	2019	2018	Δ%
Revenue from sales	89,944	86,040	4.5%	18,072	16,399	10.2%
Energy purchases	(57,042)	(49,015)	16.4%	(11,852)	(10,462)	13.3%
Gross margin	32,902	37,025	(11.1%)	6,220	5,937	4.8%
Operating expenses	(27,335)	(28,936)	(5.5%)	(6,936)	(8,224)	(15.7%)
Other operating expenses	(1,969)	(2,029)	(2.9%)	(323)	(688)	(53.0%)
Net operating income	3,598	6,060	(40.6%)	(1,040)	(2,974)	(65.0%)
Labilities regularization agreement	17,095	-	na	-	-	na
Financial Results, net	(9,077)	(9,642)	(5.9%)	(1,777)	(3,629)	(51.0%)
RECPAM	11,192	13,076	(14.4%)	1,672	3,630	(53.9%)
Income Tax	(10,674)	(2,887)	269.7%	(610)	1,651	na
Net income	12,134	6,608	83.6%	(1,754)	(1,322)	32.6%

Revenue from sales increased by 10.2%, reaching ARS 18,072 million in 4Q19, against ARS 16,399 million in 4Q18, despite the deferral in the August 2019 CPD update. This ARS 1,673 million increase is mainly accounted for by higher billings due to the increase in energy cost passed through to tariff measured in pesos in the amount of ARS 951 million. In turn, during the quarter revenues not recorded on the 4Q18, from installments of the tariff deferral for the August 2018 - February 2019 period in the amount of ARS 776 million and collections from social tariff cap recoveries for ARS 482 million were recognized. Additionally, the higher physical volume of electricity sales increased revenues for ARS 307 million. This was partly offset by the lack of application since August 2019 of the inflation adjustment on the CPD for ARS 670 million and lower collections under the deferred income recoverable in 48 installments accrued during the February 2017 - January 2018 period for ARS 174 million. Finally, between the comparison periods, one CPD adjustment was applied for a total 32%, corresponding to the second semester of 2018 and the deferral of half of the adjustment of the first semester of 2018, plus the recognition resulting from the deferral of such adjustment.

It is important to note that Resolution No. 14/2019 established an increase in the seasonal price of 5% for non-residential demands and 7% for large users in August 2019. As a new tariff scheme was not issued, said increase was not incorporated into the tariff but was included in Edenor’s payments to CAMMESA for a total of ARS 295 million in 4Q19. Likewise, lack of granting of tariff adjustments in an inflationary context such as that observed in 2019 has a very negative impact on the Added Value of Distribution (“VAD”), combined with the fact that the composition of the CPD formula (which replicates edenor’s cost structure) has a greater weight on the salary index, and was below the evolution of the IPC and the IPIM. VAD adjustments resulting from the recognition of increases in own distribution costs are summarized below:

Edenor S.A. – 4Q19 Earnings Release

	12 Months 2019			12 Months 2018			Variation
	GWh	Part. %	Customers	GWh	Part. %	Customers	% GWh	% Customers
Residential *	8,372	41.9%	2,758,162	8,948	42.3%	2,677,554	(6.4%)	3.0%
Small commercial	1,692	8.5%	322,036	1,810	8.5%	322,711	(6.5%)	(0.2%)
Medium commercial	1,549	7.8%	31,077	1,668	7.9%	32,088	(7.1%)	(3.2%)
Industrial	3,503	17.5%	6,830	3,646	17.2%	6,857	(3.9%)	(0.4%)
Wheeling System	3,569	17.9%	684	3,823	18.1%	699	(6.7%)	(2.1%)
Others
Public lighting	713	3.6%	21	724	3.4%	21	(1.5%)	0.0%
Shantytowns and others	575	2.9%	469	553	2.6%	456	3.9%	2.9%
Total	19,974	100%	3,119,279	21,172	100%	3,040,386	(5.7%)	2.6%

	4Q 2019			4Q 2018			Variation
	GWh	Part. %	Customers	GWh	Part. %	Customers	% GWh	% Customers
Residential *	1,868	39.4%	2,758,162	1,800	38.7%	2,677,554	3.8%	3.0%
Small commercial	419	8.8%	322,036	409	8.8%	322,711	2.6%	(0.2%)
Medium commercial	384	8.1%	31,077	386	8.3%	32,088	(0.4%)	(3.2%)
Industrial	883	18.6%	6,830	865	18.6%	6,857	2.1%	(0.4%)
Wheeling System	913	19.2%	684	920	19.8%	699	(0.8%)	(2.1%)
Others
Public lighting	155	3.3%	21	159	3.4%	21	(2.6%)	0.0%
Shantytowns and others	124	2.6%	469	114	2.5%	456	8.3%	2.9%
Total	4,745	100%	3,119,279	4,652	100%	3,040,386	2.0%	2.6%

* 561,915 customers benefit from Social Tariff

The volume of energy sales increased by 2.0%, reaching 4,745 GWh, in 4Q19, against 4,652 GWh for the same period of 2018. This increase was mainly explained by a 3.8% increase in consumptions for residential customers, 1.1% increases for medium and small commercial customers, and 0.6% increases for large users (industrial users and the wheeling system).  The residential demand increased mainly as a result of higher average temperatures in November and December, which were 0.6 °C and 0.5 °C higher, respectively. The improvement in small commercial customers reflects the slight recovery in the commercial activity, whereas the increase in the large users energy consumption is explained by an increase in the industrial activity in the last months of the year, which is reflected in the recovery in the industrial production index (IPI). Additionally, part of the increase in sales volume is explained by the tariff lag. Furthermore, edenor’s customer base rose by 2.6%, mainly on account of the increase in residential customers, which have risen to levels above their historical growth as a result of the implemented market discipline actions and the installation during the last year of more than 75,000 integrated energy meters that were mostly destined to regularize clandestine connections. By contrast, the number of commercial customers experienced a decrease due to lower activity levels over the last year.

Electric power purchases increased by 13.3%, reaching ARS 11,852 million in 4Q19, against ARS 10,462 million in the same period of 2018. This ARS 1,390 million increase is mainly due to the 9.8% real-term increase in the average purchase price, which generated an impact of ARS 973 million, as a result of the entry into effect of the new reference seasonal prices for electricity applicable as from February, May and August 2019 pursuant to Resolution No. 366/2018 and Resolution No. 14/2019 of the Secretariat of Renewable Resources and Electricity Market. In turn, a 2.6% increase was recorded in energy volumes net of losses due to the increase in demand, which was valued at approximately ARS 274 million. Despite this increase, the reference seasonal price for residential customers is still subsidized by the Federal Government, especially in the case of residential customers, where in 4Q19 the subsidy reached 50% of the system’s actual generation cost. Additionally, the energy loss rate increased from 17.1% in 4Q18 to 19.4% in 4Q19 and was mainly generated by an increase in the incentive to fraud as a result of the economic recession and the impact of last years tariff increases. In turn, the cost associated with these losses increased by 14.6% in real terms, reaching ARS 144 million, mainly on account of the application of the new seasonal price for its determination.

Edenor S.A. – 4Q19 Earnings Release

Operating expenses decreased by 15.7%, reaching ARS 6,936 million in 4Q19, against ARS 8,224 million in 4Q18. This is mainly explained by a decrease in penalties in the amount of ARS 1,632 million as a result of extraordinary penalties for reading periodicity, the adjustment of penalties resulting from the change in the calculation criterion and the updating of penalties, which were later included in the liabilities regularization agreement, recorded in 4Q18 for ARS 672 million, ARS 554 million and ARS 427 million, respectively. In turn, a ARS 134 million decrease in supplies consumptions was posted. These decreases were partially offset by a ARS 198 million increase in allowances for the impairment of receivables and a ARS 131 million increase in salaries and social security taxes.

In million of pesos	12 Months			4Q
in constant purchising power	2019	2018	Δ%	2019	2018	Δ%
Salaries, social security taxes	(8,749)	(9,262)	(5.5%)	(2,449)	(2,318)	5.7%
Pensions Plans	(262)	(173)	51.9%	0	53	(99.7%)
Communications expenses	(470)	(564)	(16.7%)	(107)	(149)	(28.1%)
Allowance for the imp. of trade and other receivables	(1,354)	(1,503)	(9.9%)	(410)	(212)	93.3%
Supplies consumption	(1,730)	(1,404)	23.2%	(526)	(660)	(20.4%)
Leases and insurance	(226)	(278)	(18.6%)	(52)	(66)	(21.3%)
Security service	(372)	(411)	(9.4%)	(72)	(118)	(39.1%)
Fees and remuneration for services	(5,539)	(5,319)	4.1%	(1,418)	(1,460)	(2.9%)
Amortization of assets by right of use	(164)	0	na	(59)	0	na
Public relations and marketing	(41)	(50)	(16.6%)	(2)	(29)	(92.1%)
Advertising and sponsorship	(21)	(26)	(16.6%)	(1)	(15)	(92.1%)
Reimbursements to personnel	(1)	(1)	na	(0)	(0)	na
Depreciation of property, plant and equipment	(4,625)	(3,939)	17.4%	(1,121)	(1,015)	10.4%
Directors and Sup. Committee members’ fees	(22)	(34)	(33.6%)	(4)	(8)	(49.3%)
ENRE penalties	(2,768)	(4,792)	(42.2%)	(369)	(2,000)	(81.6%)
Taxes and charges	(973)	(1,171)	(16.9%)	(338)	(223)	51.8%
Other	(16)	(11)	44.9%	(7)	(3)	139.4%
Total	(27,335)	(28,936)	(5.5%)	(6,936)	(8,224)	(15.7%)

Financial results experienced a 51.0% decrease in losses, with ARS 1,777 million losses in 4Q19, against ARS 3,629 million losses for 4Q18. This difference is due to the positive variation in other financial results in the amount of ARS 2,896 million, mainly resulting from the devaluation of the real estate receivable in the fourth quarter of 2018 (ARS 1,729 million), a ARS 1,006 million reduction in the payment of commercial interest on the debt with CAMMESA resulting from the regularization of liabilities, a reduction of ARS 973 million in financial interest payments and the profit generated by the repurchase of corporate bonds for ARS 451 million in 4Q19. These effects were partially offset by higher exchange rate losses in the amount of ARS 1,833 million resulting from the devaluation of the peso against the U.S. dollar in 4Q19 vs. an appreciation in the same period of 2018, and the actualization of the value of investments agreed in the liabilities regularization agreement for ARS 1,461 million.

Edenor S.A. – 4Q19 Earnings Release

Net income shows a ARS 432 million increase in losses, which reached ARS 1,754 million in 4Q19, against ARS 1,322 million losses for the same period of 2018. The gross margin experienced a slight increase as a result of higher sales, which was partially offset by higher electric power purchases in pesos and the increase in energy losses. The operating result was also higher due to the lower operating expenses. In this context, increases in operating and financial results were overshadowed by a lower impact of inflation adjustments in the 4Q19 and higher income tax accruals.

Adjusted EBITDA

Adjusted EBITDA showed ARS 277 million profits in 4Q19, ARS 589 million higher than in the same period of 2018. Adjustments correspond to penalties from other periods for deviating from the investment plan and the reading periodicity, the application of a new calculation criterion, and the updating of penalties and commercial interest.

In millon of Pesos	12 Months			4Q
in constant purchising power	2019	2018	Δ%	2019	2018	Δ%
Net operating income	3,598	6,060	(40.6%)	(1,040)	(2,974)	(65.0%)
Depreciation of property, plant and equipment	4,789	3,939	21.6%	1,181	1,015	16.3%
EBITDA	8,387	9,999	(16.1%)	141	(1,959)	na
Penalties - SAPIA	-	89.3	na	-	(108.5)	na
Penalties - Res. No 118/2018	-	354.0	na	-	-	na
Penalties - frecuency of meter reading	-	257.2	na	-	671.6	na
Penalties - new methodology of calculation	-	553.9	na	-	553.9	na
Penalties - Actualization (*)	748.7	1,573.5	(52.4%)	-	427.1	na
Commercial Interests	514.5	420.5	22%	136.3	103.8	31.2%
Adjusted EBITDA	9,650	13,248	(27.2%)	277	(311)	na

 (*) The liabilities regularization agreement discontinued the updating of penalties corresponding to the transition period (2006-2016).

Edenor S.A. – 4Q19 Earnings Release

Capital Expenditures

edenor’ s capital expenditures in 4Q19 totaled ARS 2,553 million, compared to ARS 5,182 million in 4Q18. Our investments mainly consisted of the following:

        •          ARS 452 million in new connections;

        •          ARS 1,061 million in grid enhancements;

        •          ARS 588 million in maintenance;

        •          ARS 25 million in legal requirements;

        •          ARS 285 million in communications and telecontrol;

        •          ARS 143 million in other investment projects.

In 2019, company investments reached ARS 9,919 million, 24.6% lower than the ARS 13,147 million invested in 2018. The reduction in investments in the second semester of 2019 compared to the same period of the previous year is mainly due to the slowdown in the plan set by edenor for the year as a result of lower revenues due to the fall in sales volumes and the postponement of tariff updates. The plan maintains focus on investments improving the service quality, which can be seen in the fulfillment of the quality curves required by the regulatory entity in the RTI.

Edenor S.A. – 4Q19 Earnings Release

Service Quality Standards

Quality standards are measured based on the duration and frequency of service outages using the SAIDI and SAIFI indicators. SAIDI refers to the duration of outages, and measures the number of outage hours per year. SAIFI refers to the frequency of outages, and measures the number of times a user experiences an outage during a year.

At the end of the year, SAIDI and SAIFI indicators show 15.9 hours and 6.2 outages per year, evidencing a 29.6% and 11.3% improvement, respectively, compared to the same period of the previous year. In turn, these indicators are 39.4% and 26.7% lower than those required in the RTI. This recovery in service levels is mainly due to the fulfillment of the ambitious plan devised by the company since the RTI. Its success is also evidenced by the fact that these indicators exceed the service quality improvement path defined by the regulatory entity.

Edenor S.A. – 4Q19 Earnings Release

Energy Losses

In 4Q19, energy losses experienced a 19.4% increase, against 17.1% for the same period in 2018. The drop in the demand by large users (which have substantially lower loss levels) adversely affects this indicator in percentage terms. Likewise, the rise in the average electric power purchase price also increases the value in pesos of these losses.

In 2019, multidisciplinary teams were created to work on new solutions to energy losses; furthermore, the level of activities aimed at reducing losses continued to increase, and analytical and artificial intelligence tools were used to enhance effectiveness in the routing of inspections. Market Discipline actions (DIME) were intensified with the purpose of detecting and normalizing irregular connections, fraud and energy theft, and the installation of Inclusion Meters (Integrated Energy Meter - MIDE) increased.

In 2019, approximately 485,000 inspections of Tariff 1 meters were conducted with a 52% efficiency, and more than 75,000 MIDE meters were installed. Regarding the recovery of energy, besides the customers put back to normal with MIDE meters, clandestine customers with conventional meters were also put back to normal. In all cases, a striking fraud recidivism rate was observed. Despite these measures, losses continued to grow as a result of a greater number of clandestine connections due to the impact of the economic recession and tariff increases.

Indebtedness

As of December 31, 2019, the outstanding principal of our dollar-denominated financial debt amounts to USD 162.1 million, whereas the net debt amounts to USD 111.2 million. The financial debt consists of USD 137.1 million corresponding to Corporate Bonds maturing in 2022, net of repurchases, and USD 25 million to the bank loan taken out with the Industrial and Commercial Bank of China (ICBC) Dubai Branch. Currently both liabilities bear interest at a fixed rate. In 4Q19, Corporate Bonds maturing in 2022 with a total face value of USD 26.7 million were repurchased.

Edenor S.A. – 4Q19 Earnings Release

About Edenor

Empresa Distribuidora y Comercializadora Norte S.A. (edenor) is the largest electricity distribution company in Argentina in terms of number of customers and electricity sold (in GWh). Through a concession, edenor distributes electricity exclusively to the northwestern zone of the greater Buenos Aires metropolitan area and the northern part of the City of Buenos Aires, which has a population of approximately 9 million people and an area of 4,637 sq. km. In 2019, edenor sold 19,974 GWh of energy and purchased 24,960 GWh (including wheeling system demands), with revenue from sales in the amount of ARS 90 billion adjusted by inflation as of December 2019. In turn, the company had positive net results in the amount of ARS 12,134 million adjusted by inflation as of December 2019.

This press release may contain forward-looking statements. These statements are not historical facts, and are based on management’s current view and estimates of future economic circumstances, industry conditions, Company performance and financial results. The words “anticipates”, “believes”, “estimates”, “expects”, “plans” and similar expressions, as they relate to the Company, are intended to identify forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties, including those identified in the documents filed by the Company with the U.S. Securities and Exchange Commission. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.

Edenor S.A.

Avenida del Libertador 6363, Piso 4º

 (C1428ARG) Buenos Aires, Argentina

Tel: 5411.4346.5510

investor@edenor.com

www.edenor.com

Edenor S.A. – 4Q19 Earnings Release

Condensed Interim Statements of Financial Position

 as of December 31, 2019 and December 31, 2018

Values expressed in constant purchasing power

In million of Argentine Pesos in constant purchising power	12.31.2019	12.31.2018		12.31.2019	12.31.2018
	AR$	AR$		AR$	AR$

ASSETS			EQUITY

Non-current assets			Share capital	875	883
Property, plant and equipment	101,298	96,068	Adjustment to share capital	26,509	26,717
Interest in joint ventures	11	14	Additional paid-in capital	370	370
Deferred tax asset	261	-	Treasury stock	31	23
Other receivables	26	1,231	Adjustment to treasury stock	567	359
Total non-current assets	101,597	97,312	Adquisition cost of own shares	(2,243)	(1,643)
			Legal reserve	1,289	235
Current assets			Opcional reserve	19,833	564
Inventories	1,927	1,937	Other comprehensive loss	(216)	(210)
Other receivables	689	372	Accumulated losses	12,134	20,323
Trade receivables	12,209	11,668	TOTAL EQUITY	59,151	47,621
Financial assets at fair value through profit or loss	2,790	5,200
Financial assets at amortized cost	-	1,859
Cash and cash equivalents	410	42	LIABILITIES
Total current assets	18,024	21,078	Non-current liabilities

			Trade payables	370	440
TOTAL ASSETS	119,621	118,391	Other payables	4,736	11,724
			Borrowings	8,197	11,060
			Deferred revenue	270	424
			Salaries and social security payable	241	250
			Benefit plans	524	592
			Deferred tax liability	20,055	12,376
			Provisions	2,063	1,646
			Total non-current liabilities	36,455	38,511

			Current liabilities
			Trade payables	12,701	22,464
			Other payables	2,880	2,956
			Borrowings	1,659	1,657
			Derivative financial instruments	205	2
			Deferred revenue	5	8
			Salaries and social security payable	2,555	2,680
			Benefit plans	51	50
			Tax payable	1,969	949
			Tax liabilities	1,774	1,206
			Provisions	214	288
			Total current liabilities	24,015	32,259
			TOTAL LIABILITIES	60,470	70,770

			TOTAL LIABILITIES AND EQUITY	119,621	118,391

Edenor S.A. – 4Q19 Earnings Release

Condensed Interim Statements of Comprehensive Income (Loss)
for the three-month period ended on December 31, 2019 and 2018

Values expressed in constant purchasing power

In millon of Argentine Pesos in constant purchising power	12.31.2019	12.31.2018
	AR$	AR$

Continuing operations
Revenue	89,944	86,040
Electric power purchases	(57,042)	(49,015)
Subtotal	32,902	37,025
Transmission and distribution expenses	(16,147)	(16,780)
Gross loss	16,755	20,244
Selling expenses	(7,351)	(7,814)
Administrative expenses	(3,837)	(4,341)
Other operating expense, net	(1,969)	(2,029)
Operating Profit (Loss)	3,598	6,060
Labilities regularization agreement	17,095	-
Financial income	1,209	1,033
Financial expenses	(6,762)	(7,653)
Other financial expense	(3,523)	(3,022)
Net financial expense	(9,077)	(9,642)
RECPAM	11,192	13,076
Profit (Loss) before taxes	22,808	9,495

Income tax	(10,674)	(2,887)
Profit (Loss) for the period	12,134	6,608

Basic and diluted earnings Profit (Loss) per share:
Basic and diluted earnings profit (loss) per share	13.84	7.42

Edenor S.A. – 4Q19 Earnings Release

Condensed Interim Statements of Comprehensive Income (Loss)
for the three-month period ended on December 31, 2019 and 2018

Expressed at historical values

In millon of Argentine Pesos at histórical values	12.31.2019	12.31.2018
	AR$	AR$

Continuing operations
Revenue	73,669	45,454
Electric power purchases	(46,814)	(26,150)
Subtotal	26,855	19,304
Transmission and distribution expenses	(10,348)	(7,647)
Gross loss	16,507	11,657
Selling expenses	(5,654)	(4,181)
Administrative expenses	(2,762)	(2,091)
Other operating expense, net	(1,589)	(1,029)
Operating Profit (Loss)	6,503	4,357
Labilities regularization agreement	13,403	-
Financial income	1,013	564
Financial expenses	(5,896)	(3,526)
Other financial expense	(2,553)	(1,536)
Net financial expense	(7,435)	(4,498)
RECPAM	-	-
Profit (Loss) before taxes	12,471	(141)

Income tax	(2,598)	13
Profit (Loss) for the period	9,873	(128)

Basic and diluted earnings Profit (Loss) per share:
Basic and diluted earnings profit (loss) per share	11.26	(0.14)

Edenor S.A. – 4Q19 Earnings Release

Condensed Interim Statements of Cash Flows

for the three-month period ended December 31, 2019 and 2018

Values expressed in constant purchasing power

In millon of Argentine Pesos in constant purchising power	12.31.2019	12.31.2018
	AR$	AR$

Cash flows from operating activities
Loss (Profit) for the period	12,134	6,608
Adjustments to reconcile net (loss) profit to net cash flows provided by operating activities:	(472)	6,247

Changes in operating assets and liabilities:
Increase in trade receivables	(3,544)	(3,277)
Increase in trade payables	3,775	2,763
Income tax payment	(2,624)	(1,363)
Others	888	4,248

Net cash flows provided by operating activities	10,158	15,226

Net cash flows used in investing activities	(5,156)	(13,238)

Net cash flows used in financing activities	(5,071)	(3,225)

Net (decrease) increase in cash and cash equivalents	(69)	(1,237)

Cash and cash equivalents at beginning of year	42	188
Exchange differences in cash and cash equivalents	439	240
Result for exposure to inflation in cash and cash equivalents	(2)	851
Net decrease in cash and cash equivalents	(69)	(1,237)
Cash and cash equivalents at the end of period	410	42

Supplemental cash flows information
Non-cash operating, investing and financing activities
Liabilities regularization agreement	(17,095)	-
Acquisitions of property, plant and equipment through increased trade payables	(549)	(1,041)
Derecognition of property, plant and equipment through other receivables	-	676

Investor Relations Contacts: Leandro Montero Chief Financial Officer Federico Mendez Planning and Investor Relations Manager
investor@edenor.com | Tel: +54 (11) 4346-5510

Edenor S.A. – 4Q19 Earnings Release

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Empresa Distribuidora y Comercializadora Norte S.A.

By:	/s/ Leandro Montero
Leandro Montero
Chief Financial Officer

Date: March 6, 2020